

July 21, 2015

Via E-mail
Anthony Mifsud
Chief Financial Officer
Corporate Office Properties Trust and Corporate Office Properties, L.P.
6711 Columbia Gateway Drive, Suite 300
Columbia, MD 21046

      Re: **Corporate Office Properties Trust**
             Form 10-K for the fiscal year ended December 31, 2014
             Filed February 18, 2015
             File No. 1-14023

             Corporate Office Properties, L.P.
             Form 10-K for the fiscal year ended December 31, 2014
             Filed February 18, 2015
             File No. 333-189188

Dear Mr. Mifsud:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operations, page 50

1.   Given that you indicate that Basic FFO represents FFO available to common share and common unit holders, in future periodic filings revise Basic and Diluted FFO in your reconciliation on page 52 to clearly label this measure.

Item 8. Financial Statements and Supplementary Data

Note 17 – Operating Leases, page F-47

2.   We note your disclosure on page 34 that the majority of your leases with the United States Government consist of a series of one-year renewal options or provide for early termination rights. Please tell us how these leases are reflected in your table on page F-47 of gross minimum future rentals on noncancelable leases and tell us the percentage of each amount in the table that includes such leases.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3446 with any questions.

                                Sincerely,

                                /s/ Jaime G. John

                                Jaime G. John
                                Accounting Branch Chief